Exhibit 99.1

Shareholder Group Sets Record Straight Regarding September 28, 2012 Extraordinary

General Meeting of China Hydroelectric Corporation Shareholders

Urge Fellow Shareholders to Vote on the White Proxy Card for the Election of Each of

Moonkyung Kim, Jui Kian Lim, Amit Gupta and Yun Pun Wong

NEW YORK, NEW YORK, September 7, 2012 — CPI Ballpark Investments Ltd., Swiss Re Financial Products Corporation, China Environment Fund III, L.P., Aqua Resources Asia Holdings Limited, Abrax and IWU International Ltd. (collectively, the “Shareholder Group”) are issuing this statement to set the record straight with regard to the upcoming extraordinary general meeting (the “EGM”) of shareholders of China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”) to be held on September 28, 2012, and to correct various inaccurate remarks made by the Company in its September 6, 2012 press release.

•

The Shareholder Group, which holds over 40% of the Company’s voting power, has validly called the EGM for September 28, 2012 in accordance with its rights under Cayman Islands law and the Company’s Articles of Association (the “Articles”).

•

The record date of August 29, 2012 (the “Record Date”) for determining shareholders entitled to vote at the EGM was determined strictly in accordance with the Articles, which provides unequivocally that the Record Date must occur on the day immediately preceding the date that the Shareholder Group delivered the notice of the EGM.

•

The requirement to notify the New York Stock Exchange of the setting of a record date for a meeting of shareholders is the Company’s requirement alone. This requirement does not in any way diminish, restrict or otherwise affect the legal rights of the Shareholder Group to call the EGM and establish the record date pursuant to the Articles or Cayman Islands law.

•

The Shareholder Group believes that the time has come for an immediate change, given that the existing Board has already presided over an unprecedented and dramatic decline of the Company’s stock price from $14.80 per ADS in January 2010 to $1.10 per ADS as of August 31, 2012. Delaying tactics, such as the attempt by the Company to call an annual meeting on October 19, 2012, can serve no purpose other than to create confusion among the shareholders and allow the existing board additional time to engage in further entrenchment schemes.

•

Contrary to the Company’s statements, the Shareholder Group has been advised that Dr. Lin and Dr. Cao will fulfill their fiduciary duties for the best interest of the Company and its shareholders, and will continue to serve on the Board of Directors with the support of the majority of shareholders.

The Shareholder Group reminds the shareholders of the Company that the EGM will be held on September 28, 2012, 9 a.m. Hong Kong time, at the offices of O’Melveny & Myers, 31st Floor, AIA Central, 1 Connaught Road, Central, Hong Kong to consider the resolutions set forth in the amended and restated Notice of Extraordinary General Meeting of the Shareholders and Proxy Statement (the “EGM Materials”) delivered to the shareholders of the Company who are entitled to vote their Company shares at the EGM (and attached as Exhibit 99.3 to Amendment No 3. to the Schedule 13D filed by the Shareholder Group with the U.S. Securities and Exchange Commission on August 30, 2012). The Shareholder Group urges the shareholders to vote the WHITE proxy card distributed with the EGM Materials for the election of each of Moonkyung Kim, Jui Kian Lim, Amit Gupta, and Yun Pun Wong and the removal of John D. Kuhns, Richard H. Hochman, Shadron Lee Stastney, Anthony Dixon and Stephen Outerbridge.

For further information, please contact:

Investors:	Media:
Innisfree M&A Incorporated	Ryan Financial Communications

501 Madison Avenue, New York, NY 10022	13/F, Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong
Attn: Jonathan Salzberger	Attn: Lauren Goble
Phone: (212) 750-5833	Phone: +852 3655 0512
Email: jsalzberger@innisfreema.com	Email: lauren@ryanfin.com